Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Six Months ended June 30,
	2006	2007
Earnings
Pre-tax income from continuing operations	$547	$172
Minority interests in consolidated subsidiaries	1	—
Income from equity investees	(66)	(81)

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries and income from equity investees	482	91

Fixed charges	724	556
Distributed income of equity investees	76	121
Capitalized interest	(23)	(25)
Preferred returns on consolidated subsidiaries	(1)	—

Total earnings available for fixed charges	$1,258	$743

Fixed charges
Interest and debt expense	$717	$549
Interest component of rent	6	7
Preferred returns on consolidated subsidiaries	1	—

Total fixed charges	$724	$556

Ratio of earnings to fixed charges	1.74	1.34

Fixed charges
Interest and debt expense	$717	$549
Interest component of rent	6	7
Preferred returns on consolidated subsidiaries	1	—
Preferred stock dividend of parent	27	24

Total fixed charges and preferred stock dividend	$751	$580

Ratio of earnings to combined fixed charges and preferred stock dividends	1.68	1.28

     For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
-	minority interests in consolidated subsidiaries;

-	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

-	fixed charges;
     less:
-	capitalized interest; and

-	preferred returns on consolidated subsidiaries.
     Fixed charges means the sum of the following:
-	interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;

-	amortization of debt costs

-	that portion of rental expense which we believe represents an interest factor; and

-	preferred stock dividends and preferred returns on consolidated subsidiaries.